Exhibit (h)(15)

STONE RIDGE ASSET MANAGEMENT LLC

October 27, 2020

To the Trustees of:

Stone Ridge Trust

510 Madison Avenue, 21st Floor

New York, NY 10022

Re:	Expense Limitation Agreement

With reference to the Investment Management Agreement entered into by Stone Ridge Asset Management LLC (the “Adviser”) with Stone Ridge Trust (the “Trust”), on behalf of its series, Stone Ridge Diversified Alternatives Fund (the “Fund”), on the 29th day of January, 2020, we hereby notify you as follows:

1.

From October 27, 2020 through February 28, 2022, the Adviser agrees to waive its management fee and/or pay or otherwise bear operating and other expenses of each class of the Fund (including organizational and offering expenses, but excluding the Fund’s investment management fee, financial intermediary fees and expenses (including shareholder servicing fees and expenses, sub-transfer agency servicing fees and expenses and fees and expenses for custodial services rendered to shareholders), brokerage and transactional expenses, borrowing and other investment-related costs and fees including interest payments on borrowed funds, loan servicing fees, loan collection and administration fees and expenses, interest and commitment fees, short dividend expense, acquired fund fees and expenses, taxes, litigation and indemnification expenses, judgments, and extraordinary expenses not incurred in the ordinary course of the Fund’s business (collectively, the “Excluded Expenses”)) solely to the extent necessary to limit the total annualized expenses, other than Excluded Expenses, of the applicable class to the percentage specified in Appendix A hereto of the average daily net assets attributable to such class of shares.

2.

The Adviser shall be entitled to recoup in later periods expenses attributable to a class that the Adviser has paid or otherwise borne (whether through reduction of its management fee or otherwise) to the extent that the expenses for such class of shares (including organizational and offering expenses, but excluding Excluded Expenses) after such recoupment do not exceed the lower of (i) the annual expense limitation rate in effect for that class at the time of the actual waiver/reimbursement and (ii) the annual expense limitation rate in effect for that class at the time of the recoupment; provided that the Adviser shall not be permitted to recoup any such fees or expenses beyond three years from the end of the month in which such fee was reduced or such expense was reimbursed.

3.

During the periods covered by this Agreement, the expense limitation arrangement set forth above for the Fund may only be modified by a majority vote of the “non-interested” trustees of the Trust (as defined under the Investment Company Act of 1940, as amended (the “1940 Act”)) and the consent of the Adviser.

4.

We understand and intend that the Trust and the Fund will rely on this undertaking in preparing and filing Post-Effective Amendments to the registration statement on Form N-1A for the Trust with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the 1940 Act, and expressly permit the Trust and the Fund to do so.

Very truly yours,

STONE RIDGE ASSET MANAGEMENT LLC

By:	/s/ Lauren Macioce
Name:	Lauren Macioce
Title:	Chief Compliance Officer

ACCEPTED AND AGREED TO ON BEHALF OF:

Stone Ridge Trust, on behalf of its series, Stone Ridge Diversified Alternatives Fund

By:	/s/ Anthony Zuco
Name: Anthony Zuco
Title: Treasurer

Stone Ridge Diversified Alternatives Fund

Expense Limitation Agreement Signature Page

Appendix A to the

Expense Limitation Agreement for

Stone Ridge Diversified Alternatives Fund

Expense Limits

Class I	Class J
0.40%	0.40%